Exhibit 99.1

FORM 9

NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

(or securities convertible or exchangeable into listed securities1)

Name of Listed Issuer:	Symbol(s):

Curaleaf Holdings, Inc. (the “Issuer”).	CURA

Date: October 4, 2022                Is this an updating or amending Notice:     ☒ Yes     ☐ No

If yes provide date(s) of prior Notices: November 9, 2021.

Issued and Outstanding Securities of Issuer Prior to Issuance: 616,415,620.

Pricing

Date of news release announcing proposed issuance: November 8, 2021 or

Date of confidential request for price protection: Not applicable

Closing Market Price on Day Preceding the news release: CAD $12.50 or

Day preceding request for price protection: Not applicable

Closing

Number of securities to be issued: 2,689,813.

Issued and outstanding securities following issuance: 619,105,433.

Instructions:

1.	For private placements (including debt settlement), complete tables 1A and 1B in Part 1 of this form.

2.	Complete Table 1A – Summary for all purchasers, excluding those identified in Item 8.

3.	Complete Table 1B – Related Persons only for Related Persons

4.	If shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition) please proceed to Part 2 of this form.

5.	An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10 – Notice of Proposed Transaction

6.	Post the completed Form 9 to the CSE website in accordance with Policy 6 – Distributions. In addition, the completed form must be delivered to listings@thecse.com with an appendix that includes the information in Table 1B for ALL placees.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

Part 1.            Private Placement – Not applicable

Table 1A – Summary

Each jurisdiction in which purchasers reside	Number of Purchasers	Price per Security	Total dollar value (CDN$) raised in the jurisdiction

Total number of purchasers:
Total dollar value of distribution in all jurisdictions:

Table 1B – Related Persons – Not applicable

Full Name &Municipality of Residence of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (CDN$)	Conversion Price (if Applicable) (CDN$)	Prospectus Exemption	TotalSecuritiesPreviously Owned, Controlled or Directed	Payment Date(1)	Describe relations-hip to Issuer (2)

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1.	Total amount of funds to be raised:	.

2.	Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material.	.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

3.	Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer:
.

4.	If securities are issued in forgiveness of indebtedness, provide details of the debt agreement(s) or and the agreement to exchange the debt for securities.

5.	Description of securities to be issued:

(a)	Class	.

(b)	Number	.

(c)	Price per security	.

(d)	Voting rights

6.	Provide the following information if warrants, (options) or other convertible securities are to be issued:

(a)	Number	.

(b)	Number of securities eligible to be purchased on exercise of warrants (or options)	.

(c)	Exercise price	.

(d)	Expiry date	.

7.	Provide the following information if debt securities are to be issued:

(a)	Aggregate principal amount	.

(b)	Maturity date	.

(c)	Interest rate	.

(d)	Conversion terms	.

(e)	Default provisions	.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer):	.

(b)	Cash	.

(c)	Securities	.

(d)	Other	.

(e)	Expiry date of any options, warrants etc.	.

(f)	Exercise price of any options, warrants etc.	.

9.	State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship
.

10.	Describe any unusual particulars of the transaction (i.e. tax “flow through” shares, etc.).
.

11.	State whether the private placement will result in a change of control.
.

12.	Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders.

.

13.	Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102 Resale of Securities.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

Part 2.           Acquisition

1.	Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material: The Issuer has entered into a definitive agreement to acquire the entities described below and collectively referred to in this document as “Tryke” (dba as Reef Dispensaries), a privately held vertically integrated, multi-state cannabis operator, in a cash and stock transaction valued at approximately USD $186 million, based on the closing price of the Issuer’s Subordinate Voting Shares on the OTC market as of October 3, 2022 of USD $5.01.

The transaction closed on October 4, 2022.

2.	Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material: On November 8, 2021, the Issuer and Curaleaf, Inc. a wholly-owned subsidiary of the Issuer (the “Buyer”), entered into a Membership Interest Purchase Agreement with Seacoast Investments Fund I, LLC (the “Seller”) and certain affiliates of the Seller (the “Purchase Agreement”) whereby the Buyer agreed to purchase all of the outstanding membership interests of (i) Tryke Companies, LLC, an Arizona limited liability company, (ii) Tryke Companies SO NV, LLC, a Nevada limited liability company, (iii) Tryke Companies Reno, LLC, a Nevada limited liability company, and (iv) Tryke Companies Utah, LLC, a Utah limited liability company (collectively, the “Companies”), in exchange for Subordinate Voting Shares of the Issuer and cash, as more fully described below.

The Purchase Agreement was amended on October 4, 2022, to provide for an adjustment to the consideration payable at closing of the transactions contemplated by the Purchase Agreement (“Closing”) and other indemnification related changes.

The total consideration payable under the Purchase Agreement, as amended, is composed of:

•	USD $10 million and 2,166,065 Subordinate Voting Shares (the “Closing Parent Shares”) paid on Closing;

•	USD $25 million and 5,142,919 Subordinate Voting Shares (the “First Anniversary Parent Shares”) payable on the first anniversary of Closing;

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

•	USD $25 million and 5,666,667 Subordinate Voting Shares (the “Second Anniversary Parent Shares”) payable on the second anniversary of Closing;

•	USD $25 million and 5,666,667 Subordinate Voting Shares (the “Third Anniversary Parent Shares” and together with the First Anniversary Parent Shares and the Second Anniversary Parent Shares, the “Anniversary Parent Shares”) payable on the third anniversary of Closing; and

•	following the conclusion of the 12-month period beginning January 1, 2022 and ending December 31, 2022 (the “Earn-out Period”), an amount of Subordinate Voting Shares of the Issuer determined in accordance with and subject to the terms and conditions of the Purchase Agreement, with the number of Subordinate Voting Shares to be issued being based on adjusted earnings before interest, taxes, depreciation and amortization for calendar year 2022 of the Companies, but in no event exceeding 1,000,000 Subordinate Voting Shares in the aggregate;

the whole subject to customary pre-closing and post-closing adjustments for cash, debt, transaction expenses, change of control payments and unit appreciation rights.

In addition, the Issuer will holdback from the Anniversary Parent Shares and reserve for issuance 2,367,000 Subordinate Voting Shares (“Holdback Parent Shares”) for purposes of securing certain indemnification claims by the Seller pursuant to the Purchase Agreement.

On the third business day following the fifteen month anniversary of the Closing (the “Holdback Release Date”), the Issuer will issue any then remaining Holdback Parent Shares to the Seller, minus any reserve(s) for pending or outstanding claims. The number of Holdback Parent Shares not issued pursuant to such reserve(s) will be determined by dividing the amount of the pending or outstanding claim by USD $13.85 per Holdback Parent Share, rounded down to the nearest whole Holdback Parent Share.

The Closing Parent Shares will be subject to a lock-up arrangement pursuant to which (i) one-third (1/3) of the Closing Parent Shares will be released four (4) months plus one (1) day after the date of Closing, (ii) one-third (1/3) of the Closing Parent Shares will be released one year after the date of Closing, and (iii) the remainder of the Closing Parent Shares (1/3) will be released eighteen (18) months after the date of Closing.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

3.	Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

(a)	Total aggregate consideration in Canadian dollars: Approximately CAD $254 million, equivalent to approximately USD $186 million using the Bank of Canada’s exchange rate of USD $1.00 for CDN $1.3662 as of October 3, 2022.

(b)	Cash: USD $85 million.

(c)	Securities (including options, warrants etc.) and dollar value: up to 19,166,066 Subordinate Voting Shares payable on or before the third anniversary of Closing, valued at USD $5.01 (being the closing price of the Issuer’s Subordinate Voting Shares on the OTC market as of October 3, 2022), and having an aggregate dollar value of approximately USD $96 million.

(d)	Other:

•	2,367,000 Subordinate Voting Shares (part and parcels of the Anniversary Parent Shares) held back for purposes of securing certain indemnification claims by the Seller pursuant to the Purchase Agreement, which will be released in accordance with and subject to the terms and conditions of the Purchase Agreement; and

•	an amount of Subordinate Voting Shares determined in accordance with and subject to the terms and conditions of the Purchase Agreement, with the number of Subordinate Voting Shares to be issued being based on adjusted earnings before interest, taxes, depreciation and amortization for calendar year 2022 of the Companies, but in no event will exceed 1,000,000 Subordinate Voting Shares in the aggregate.

(e)	Expiry date of options, warrants, etc. if any: Not applicable.

(f)	Exercise price of options, warrants, etc. if any: Not applicable.

(g)	Work commitments: Not applicable.

4.	State how the purchase or sale price was determined (e.g. arm’s-length negotiation, independent committee of the Board, third party valuation etc).

Arm’s length negotiation.

5.	Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer: Not applicable.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

6.	The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CAD $)	Conversion price (if applicable)	Prospectus Exemption	Total Securities, Previously Owned, Controlled or Directed by Party	Describe relationship to Issuer(1)
Seacoast Investments Fund I, LLC	2,166,065 Subordinate Voting Shares	CAD $6.80 (being the closing price of the Subordinate Voting Shares on October 3, 2022)	Not applicable	Not applicable (per Section 3 of BC Instrument 72-503)	Nil	Arm’s length party
Canaccord Genuity Corp.	523,748 Subordinate Voting Shares	CAD $6.80 (being the closing price of the Subordinate Voting Shares on October 3, 2022)	Not applicable	Accredited investor (per Section 2.3 of National Instrument 45-106)	Nil	Arm’s length party

(1)	Indicate if Related Person

7.	Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: Customary legal due diligence, including customary litigation searches, as well as customary representations and warranties and disclosures included in the Purchase Agreement.

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.):

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): Canaccord Genuity Corp.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

(b)	Cash: Not applicable.

(c)	Securities: 523,748 Subordinate Voting Shares (the “Canaccord Parent Shares”) paid at Closing, which Canaccord Parent Shares will be subject to a hold period of four months and one day pursuant to applicable Canadian securities laws.

(d)	Other: Not applicable.

(e)	Expiry date of any options, warrants etc.: Not applicable.

(f)	Exercise price of any options, warrants etc.: Not applicable.

9.	State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. Canaccord Genuity Corp. has provided brokerage services to the Issuer in the past, but is not a Related Person of the Issuer and is otherwise at arm’s length with the Issuer.

10.	If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. Not applicable.

Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2.	As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3.	the Issuer has obtained the express written consent of each applicable individual to:

(a)	the disclosure of their information to the Exchange pursuant to this Form or otherwise pursuant to this filing; and

(b)	the collection, use and disclosure of their information by the Exchange in the manner and for the purposes described in Appendix A or as otherwise identified by the Exchange, from time to time

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

4.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

5.	All of the information in this Form 9 Notice of Issuance of Securities is true.

[signature page follows]

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

Dated October 4, 2022.

Peter Clateman
Name of Director or Senior Officer

(signed) “Peter Clateman”
Signature

Chief Legal Officer
Official Capacity

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

Appendix A

PERSONAL INFORMATION COLLECTION POLICY REGARDING FORM 9

The Canadian Securities Exchange and its subsidiaries, affiliates, regulators and agents (collectively, “CSE or the “Exchange”) collect and use the information (which may include personal or other information) which has been provided in Form 9 for the following purposes:

•	To determine whether an individual is suitable to be associated with a Listed Issuer;

•	To determine whether an issuer is suitable for listing;

•	To determine whether allowing an issuer to be listed or allowing an individual to be associated with a Listed Issuer could give rise to investor protection concerns or could bring the Exchange into disrepute;

•	To conduct enforcement proceedings;

•	To ensure compliance with Exchange Requirements and applicable securities legislation; and

•	To fulfil the Exchange’s obligation to regulate its marketplace.

The CSE also collects information, including personal information, from other sources, including but not limited to securities regulatory authorities, law enforcement and self-regulatory authorities, regulation service providers and their subsidiaries, affiliates, regulators and agents. The Exchange may disclose personal information to these entities or otherwise as provided by law and they may use it for their own investigations.

The Exchange may use third parties to process information or provide other administrative services. Any third party will be obliged to adhere to the security and confidentiality provisions set out in this policy.

All personal information provided to or collected by or on behalf of The Exchange and that is retained by The Exchange is kept in a secure environment. Only those employees who need to know the information for the purposes listed above are permitted access to the information or any summary thereof. Employees are instructed to keep the information confidential at all times.

Information about you that is retained by the Exchange and that you have identified as inaccurate or obsolete will be corrected or removed.

If you wish to consult your file or have any questions about this policy or our practices, please write the Chief Privacy Officer, Canadian Securities Exchange, 220 Bay Street – 9th Floor, Toronto, ON, M5J 2W4.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018